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                                               Filed by Aspect Development, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company: Aspect Development, Inc. Commission File No: 000-20749



                                 MARCH 13, 2000
                                CONFERENCE CALL
          ASPECT DEVELOPMENT, INC.'S MERGER WITH I2 TECHNOLOGIES, INC.


Operator: Ladies and gentlemen, thank you for standing by. Welcome to the i2 Aspect Development Merger Conference Call. At this time, all phone participants are in a listen only mode. Later we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the call, please press star followed by zero. As a reminder, this conference is being recorded. I will now be turning the conference over to your host, Mr. Bill Beecher. Please go ahead.

Bill Beecher: Good morning everyone. I'm the CFO of i2. Thank you for joining us today for this early morning call to discuss i2's acquisition announced today. With me today are Sanjiv Sidhu, Founder and CEO of i2, Dr. Romesh Wadhwani, Founder and CEO of Aspect Development and Dave Durry, CFO of Aspect Development. We are coming to you from Mountain View, California. Before I turn the call over to Sanjiv and Romesh, I will review the Safe Habor language and summarize the transactions announced today.

We will be making our statements today under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Statements we make today that are not historical facts may be forward looking statements regarding i2 or Aspect's management intentions, hopes, beliefs, plans, expectations or strategies for the future. These statements are subject to various risks and uncertainties and our actual results could differ materially from either company's expectations. The risks and uncertainties are discussed in i2's form 8-K filed on November 30, 1999 and Aspect's most recent form 10-Q on file with the Securities and Exchange Commission and available at the respective company's websites. We encourage you to review these risk factors.

Today we announced our intention to acquire Aspect Development and Supplybase. I'll let Sanjiv and Romesh describe the companies for you but first I'll review the transactions. We have an agreement to acquire Aspect Development for approximately $9.3 billion.

Our agreement anticipates that i2 will acquire all of the stock and outstanding options of Aspect for approximately 44.9 million shares of i2 common stocks and options. After reflecting Aspect's two for one stock split that you will see effective at the open of trading today, the exchange ratio is .55 shares of i2 for each share of Aspect's stock which represents a 35% premium to Aspect's closing price this past Friday, March 10th.

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While the acquisition was unanimously approved by the respective board of directors, we must still obtain shareholder approval and customary regulatory approvals. The transaction is expected to close in June or July. On a combined basis, the Aspect shareholders and option holders will own approximately 18% of the combined companies.

We also signed an agreement to acquire Supplybase. The stock is valued at approximately $380 million. We expect this transaction to close in April. Together, we expect the transaction to have a neutral impact on 2000 cash earnings and to be accretive to 2001 cash earnings. Both transactions will be accounted for on the purchase basis. We want to keep your models on a consistent basis so we'll hold off any further guidance on these transactions until after they close. I'd now like to turn the call over to Sanjiv.

Sanjiv Sidhu: Thanks Bill. Good morning to all of you. Romesh and I would like to thank all of you for joining us for this very important industry event. To begin with, we would like to really express our gratitude to the team at i2, at Aspect, Supplybase and our advisors for working so hard to put together this merger.

We're joining two industry leaders, i2 and Aspect in the biggest software merger in history. What we are announcing today creates a b2b powerhouse that has no equal. This $9.3 billion deal brings together two b2b leaders that share a common vision, share a focus and have complimentary eMarketplace solutions.

Aspect brings three key powerful elements to i2's TradeMatrix b2b platform. First, the world's largest eCommerce content relating to industrial art ___ for eBusiness. Second, design optimization to enable companies to design and write product from the right suppliers. Third, a strategic sourcing of standard parts enabling companies to procure intelligently and to fully leverage their spend across multiple divisions and corporations.

In addition, i2 has also acquired Supplybase, Inc., the leading provider of b2b solutions for the development and strategic sourcing of custom parts. Together, these three companies complete the most comprehensive, value-focused, eBusiness solution in industry today.

The combination offers ____ and depth of capability. We will deliver best in trial products across the entire value chain and a unique collection of assets that make eMarketplaces run. For example, using TradeMatrix you can build eMarketplaces where businesses can collaborate with customers, collaborate with suppliers to design product ___.

You can also build marketplaces to source and procure intelligently. You can also build marketplaces that can sell and service customers directly or via channel. You can build marketplaces where businesses can work with other businesses to make and deliver products efficiently.

This represents at least five times the functionality of any other b2b platform. In each of the above services, each of the services is supported by content and decision support tools helping to generate more value than other b2b platforms.

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What do our new partners bring to TradeMatrix?  First, content.  A very unique and critical aspect. The value of the marketplace is dedicated on the richness of information and the scope of choices offered. With Aspect and Supplybase products, TradeMatrix will now be able to offer over 70 million parts and information on more than 100,000 suppliers, unmatched in the b2b world. This includes more direct parts and materials to manufacture products and mission critical maintenance groups and equipment. Our strategy would then be to populate an enriched TradeMatrix and our customer's marketplaces with this critical information.

Why is content so critical? At the end of the day, the ability to bring buyers and sellers into a marketplace is dependent on the richness of the content available. Without content in the marketplace there is limited value created.

In our view, eMarketplaces with rich content will enable customers to make more effort in eProcurement efficient. We will be able to make the content available to all b2b marketplaces and open solution if available to others.

The second major contribution that Aspect brings is its leadership and product lifestyle management and design. This is important to all manufacturers because critical decisions made during the design phase dramatically influence a company's ability to optimize later in the value chain.

The trend today is to design products and then to conduct a reverse ___ to reduce the procurement costs of each component, one component at a time. Aspect solutions allow you to drastically reduce eProcurement costs by guiding you to the right component and rationalizing sourcing. The reverse option then becomes just icing on the cake.

The combination of this capability with existing i2 capabilities will allow us to truly multiply the value of direct procurement dramatically. Last week we announced a partnership that redefined the b2b eCommerce to bring together the best of breed solutions of i2, ___ and IBM delivering an integrated solution that enables companies to leverage b2b commerce rapidly.

The announcement today fits right in and takes it one step further. By combining forces with Aspect and Supplybase we're creating game changing solutions that address what companies today spend a majority of their resources on, the direct components and materials that go into their products and the mission critical equipment and supply.

Let me now summarize some additional facts about our combined strength. We will now have 14,000 people focused on delivering eBusiness solutions worldwide.
More importantly, this combined team has already delivered $10 billion in value, a statistic that no other company can match. To top this off, we now have an R&D budget on a combined basis of over $200 million for the year 2000 focused entirely on eBusiness solutions.

In summary, together we are creating an eBusiness powerhouse. Let me now introduce my longtime friend and new partner, Romesh.

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Romesh Wadhwani:  This is truly an exciting announcement on a number of levels.
It is thrilling to be making history, to be part of the largest merger in the software industry is amazing enough. You know Sanjiv and me. We wouldn't be doing this if it was just about achieving some record. We're doing this merger because we share a common vision of the b2b marketplace. We believe that customers are looking for a b2b partner who has the scale, the completeness of solution and the value proposition that will drive them to a new level of success. We believe that ___ partners now want to join marketplaces that deliver much greater value than simply the requisitioning of office supplies. They want marketplaces where they can dramatically reduce the inefficiencies in their way of doing business. They want to be able to combine their strengths, collaborate on new product development, reduce their collective inventory and improve their customer satisfaction.

They want to manage both the direct materials that go into their products and the mission critical supplies that keep their plants running. They want most of all, a b2b technology platform that can do all this today from a proven reliable partner.

Aspect and i2 have worked together for several years and formalized our business relationship as ___ in October of 1999. At that time, both of us agreed that we were on the verge of a business revolution not too different from the world at the dawn of the automotive age or the Internet. Both of us are passionate about delivering value to our customers. Both of us have created companies with real products, real revenue and real profits.

When Sanjiv called to propose a merger we already knew that this combination made eminent sense because it would deliver this extremely powerful vision.
This powerful vision is all about creating the only complete marketplace solution, one that spans all the important prophecies from the enterprise to the marketplace. Aspect provides powerful design functionality enabling companies to design products much faster at lower product costs and saving as much as 15% of the total costs of goods sold.

When combined with i2's product lifecycle management, this combination optimizes the most mission critical portion of the company's business. In addition, Aspect and i2 are blending our procurement solutions with Aspect's ___ technology enabling customers to leverage their global spending dollars across all divisions and i2's ability to manage the procurement process.

i2 is the industry leader in solutions of planning, fulfillment and customer care processes and together with the design and procurement processes enabled by Aspect, this also provides the industry powerhouse technology platform.

What exactly does Aspect bring to this? As Sanjiv mentioned, we first bring content. Content enables you to answer key questions in business commerce such as what are my choices, what are my best choices? You know that common sites like amazon.com would be a complete failure if it didn't have content on the universe of books. B2B sites similarly need content but the content requirements are far more complex because we deal with hundreds of millions of dollars, hundreds of thousands of suppliers, many, many millions of different kinds of product numbers, always changing products and all the information available in hundreds of ___.

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Currently complete content is the fuel of b2b.  It is as simple as this.  No content, no B2B. Aspect is the world's largest provider of b2b content and together with Aspect we will have the largest information repository for parts, products, customers and suppliers starting with the content from Aspect and Supplybase on over 70 million parts from 100,000 different suppliers.

Content is the core, at the heart of the b2b marketplace which enables many processes, the first of which is the discover process. The discover process allows you to ask important questions such as what are my best choices? What are my ultimate? How do I know what parts to buy? How do I know that parts with different part numbers are actually the same? Are there any rich suppliers I should be dealing with? To answer these questions, these marketplaces need a powerful search engine which supports cross referencing across hundreds of millions of parts with hundreds of different part numbering schemes as well as search by ___, fit and function. Aspect is the leader in this technology.

The second value contributed by Aspect is hidden. It's the ability to aggregate spending because all the divisions of an enterprise are across multiple enterprises doing business as a marketplace. Enabling companies to have a global view of what they are buying, enabling marketplaces to have a global view of what all their partners are buying enables them to work respectively with their suppliers typically saving as much as 15% in their spend on these goods and services. In short, Aspect helps them buy the right parts from direct suppliers at the right price.

The next step in the b2b world is about collaboration. This is more than simply sharing e-mails. This is about effectively collaborating with suppliers to design the right products and get it right the first time. It's about collaborating with suppliers to leverage their expertise. It's about collaborating between divisions and between enterprises to share information on design and operations.

Let's take a simple example of IBM. IBM is both an important partner for i2 and Aspect. It's also one of the largest customers of both companies. IBM is using Aspect to manage all of the components that they buy and the suppliers that they deal with. The Aspect system is used by IBM designers to design the right products in the fastest possible time frame and by the procurement organization to leverage trends and make cost reductions to ___. By their own calculations, IBM has saved more than $500 million over the last four years using this system. This is the new world of b2b eCommerce in action.

This merger will allow us to incorporate the tremendous functionality into i2's TradeMatrix solutions reaching all industries. You can see that we are very excited about having joined with i2 in launching the world's b2b powerhouse.

Sanjiv: Thanks Romesh. I'm sure that you all agree that this is a major leap forward. This merger makes sense for our customers. Romesh and I believe that this will drive more value for our customers than any b2b solution. This merger also makes sense for our partners because we're creating an open platform where we can work with others to create more value.

Equally importantly the merger makes sense for you, our shareholders. In summary, I think that this is a big deal to create big value in a world of big opportunities. We are excited to have

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Romesh and Bob Evans, President and CEO of Aspect joining our management team and approximately 1,000 more teammates from Aspect, from Supplybase to lead the eBusiness revolution. We'll now take questions.

Operator: Ladies and gentlemen, if you wish to ask a question, please depress the one on your touch tone phone. You will hear a tone indicating that you have been placed in queue. You may remove yourself from queue at any time by pressing the pound key. If you are using a speakerphone, please pick up your handset before pressing the numbers. Also, due to the time limit and the number of interested parties asking questions today, we do ask that you limit yourself to one or two questions during your turn. One moment please for the first question.

Rick Sherlund: Goldman Sachs. I'm on a plane. I hope you can hear me okay. This sounds terrific. I wanted to talk a little bit about the integration of the Aspect product with the i2 product. Secondly, I am curious about the integration and the relationship Aspect has with Areba?

Sanjiv: Let me take the first part of the question. I'll let Romesh take the second. As Romesh indicated, we have been partners since Planet. In fact, we have been partnering even before that on a transactional basis. We've been integrating our products now for almost two quarters. I have also made a lot of progress on integrating our teams at the team level.

The first availability of an integrated product is scheduled for second quarter of this year. I'll let Romesh comment on the Areba relationship.

Romesh: We've had a relationship with Areba for several months. We have integrated our content to ___ capability with the Areba network and we're in discussions with them to expand the ___ of integration between the two solutions.

Rick: The relationship i2 announced on Friday with IBM and Areba, when would we anticipate that Aspect will be taking active part in that? Will that be immediately or will that have to wait until the merger closes?

Sanjiv: We talked to IBM last night on a confidential basis. They expressed extreme excitement. As Romesh mentioned, IBM is one of Aspect's largest customers. IBM understands the value Aspect's solutions can provide. More importantly, there is a pre-existing go to market relationship between IBM and Aspect. We believe this fits like a glove through the announcement that we made last week. Our discussions with IBM will begin immediately because adding Aspect to the partnership makes sense and IBM is in agreement with that.

Chuck Phillips: Morgan Stanley. I was just wondering if given the timing of the deal, the market seems to be shifting a bit toward more hosted content, suppliers want to have their own content and are realizing the value of it.
Take an indexing approach rather than let someone else host it, are you seeing that migration, are more of them migrating towards more of a hosted model?
Where are they in that migration? Are you implicitly saying that you're willing to buy into that migration and help make it happen with Aspect? Where do you see the market right now? Is it shifting as you're doing this?

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Romesh:  Chuck, let me address that question.  The world of content is a large and complex world and you need to support many different models to make all of the content available to the users of the marketplace. We feel that a complete content solution has several key elements to it. It starts with a standard classification scheme which is sort of like a trading language by which buyers describe what they want to buy and suppliers describe what they want to sell and they're able to communicate with each other in a b2b language, which is the equivalent of English.

It turns out that Aspect has the only standard classification schemes available to defect materials and these will now become available as far as the TradeMatrix offering. The second thing is that to the extent that information can be captured on standard ___ on a reference basis and made available immediately to suppliers, we already have a large amount of this content and all of this becomes immediately available.

However, in addition to this it is important for us to provide the ability by which suppliers can easily publish their own content across multiple marketplaces. We have developed content exchange technology by which they can do just that and this entire holistic combination of standard classification schemes, referenced content and this content exchange technology will all be available as a complete solution as part of the TradeMatrix offering.

Chuck: Your ability to get third party marketplaces to cooperate with your content strategy given that your aligned with i2 now, have you had a chance to talk to some of them and get their reaction? Does that make a difference or not?

Romesh: Certainly as Sanjiv mentioned in his presentation earlier, our joint ___ is about providing an open content platform. Since many different buyers and many different suppliers will have to cooperate with each other at many different marketplaces and not just any given marketplace, we would certainly hope that all the important partners in this space would see the benefits of an open content platform and would therefore, join with i2 and Aspect to make this possible.

George Gilbert:  Credit Suisse First Boston.  (No question asked)

Bill Lyons: ING Bearings. Sounds like a great acquisition. For you Romesh, Aspect was pretty much a Switzerland of b2b eCommerce. It really had partnerships with Commerce One, SAP, Areba, IBM, just about everyone who was developing and setting up some b2b exchanges which were also reselling your product. What does this do to those partnerships now that Aspect is a part of i2? How do you go about maintaining and strategizing with these other technology vendors?

Romesh: As I mentioned in the answer to the last question, we would hope that these partners would see the benefits of continuing to support an open Switzerland-like content platform and putting aside any differences that they might have in other parts of their product offering. This was ... where you can cooperate in certain areas and compete in others. Obviously, it remains to be seen since the announcement has just happened. We are actually hopefully that this combination will provide the industry standard content platform.

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Sanjiv:  I'd like to represent i2's point of view here.  Our view is that we live in a world where IBM and Dell cooperate and compete. I believe that's more important in the eBusiness world for people to work on open standards and explore the capabilities that one another provides. i2 is not scared of overlaps at all with others and we want to cooperate where we do not have overlap. We invite all others to continue to work with Aspect Technology and cooperate with i2 in other fashions. When your job is to create value in the entire eBusiness ecosystem, then putting together content coming from different sources, putting together engines coming from different sources and applying them to the right problem at the right time is the key to value creation.

George Gilbert:  Credit Suisse First Boston.  (No question asked)

Cash Rangan: Robertson Stephens. I apologize for the quality of the sound. Calling from a cell phone here. A question on the combined product offering and the pricing. Much of the discussion seems to be largely centered on providing the content on the eMarketplace, the TradeMatrix or the private eMarketplaces, any thoughts on Aspect's core business, the enterprise business and what is the plan moving forward? Do those customers get a break on upgrading to the Marketplace solution? What are your thoughts on that?

Romesh: Let me take that one. As you know, Aspects business has made the transition from enterprise solutions to b2b marketplace solutions whether these are private marketplaces or public exchanges. In that context, we would anticipate that the value proposition that is the combination of i2's offerings and Aspect's offerings will be even larger than the individual value proposition that has been proposed. We haven't actually come up with any new pricing strategy because this is something that we will do in an orderly way over the next two weeks. I think it is fair to say that customers can expect to receive dramatically greater value from the combined offering. Hopefully, they'll be willing to share some of that in terms of the pricing model with i2 and Aspect.

Cash: One quick follow up. With regards to the sales cycles, maybe both i2 and Aspect can address this. These sales cycles are fairly complex to begin with. What is going to be the impact on sales cycles when you merge the product offerings and the sales teams together.

Sanjiv: Keep in mind that this is not new to us. Aspect and i2 are already working together. In fact, one of the drivers for me to contact Romesh was our field coming and telling us how well they are working with Aspect in the field and customer response to our joint solution. That is point one.

Point two, i2 is already organized in the field to deliver to customers solutions in different areas of the business. We offer the broadest services and software in product development, in design, in collaborating with customers, collaborating with suppliers, managing a supply team, managing statistics. All of these require different expertise so that the way we are organized is that we have account leaders and account teams that manage an account. Then they have ___ teams that provide the expertise in the area that the customer is interested in.

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This merger with Aspect and Supplybase fits right into our selling model. We actually think it enhances our ability because it now starts opening more doors into customers and also more doors into emerging b2b portals. An example is the
___ Corporation where Areba and Aspect got together and signed a letter of intent to create a ... the rest of i2's TradeMatrix will be a direct fit into that.

Another example would be myaircraft.com which is a portal that i2 has announced with ___. This content, discovery and decision support software that Aspect brings to myaircraft.com absolutely. We announced a portal with Toyota, which is ___exchange.com for supply of automotive parts. Aspect ___ and provide value added absolutely. We will be starting to make those introductions very soon. Hopefully, you're getting to sense the synergies.

George Gilbert: I wanted to ask about, first, since closing in June or July considering how fast this market is moving, might produce some impediments to realizing the value, at least obviously right away in terms of near term opportunities. Is there some way to use the existing joint development of marketing agreement around the product lifecycle management product with i2 to accelerate other integration activities around the rest of the product line and other field activities?

Romesh: Let me address that. As you know, we already have strong agreements, lasting agreements and reseller agreements in place between i2 and Aspect. Our plan is to drastically expand the scope of those agreements almost immediately. By doing that we'll make this expanded offering which combines i2's TradeMatrix platform with Aspect's decision support software and content available to the customers of both companies immediately. There will be no need for customers to wait until June or July when the transaction closes. They will be able to get the benefits of our combined solution almost immediately across the board.
We'll expand our partnerships beyond what we have today in the design and CLM arenas to the sourcing arena, to the content arena and the combination of these will be available immediately.

George: I want to hone in on a question that has been asked. Specifically, the Commerce One relationship since that seems to be, it would seem to be logical now that you design into the Areba, IBM, i2 blueprint, such a clear opening there. Has there been any contact with commerce one to discuss this in advanced, even confidentially last night perhaps to get some feedback from them.

Sanjiv: Let me comment on i2's philosophy in such decisions in partnerships and then Romesh can comment on any ___ effects. TradeMatrix is an open platform, so IBM for example, in their private marketplace will use TradeMatrix in a combination with Areba's industry leading b2b platform. We believe that's extremely exciting. There will be places for example, in the automotive marketplace where we wish to be invited because it will provide a lot of value. That is the actuals in the Commerce One platform. Would i2 be interested in working with that? Absolutely. That is the open b2b platform that we support and we get most other support.

Based on this openness, I think there should be a willingness to bring to any marketplace the best solution. We believe that i2 contributions in the direct procurement area clearly is the best solution. In the design area, it is clearly the best solution. In the supply chain correlation area,

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logistics areas, clearly it is the best solution. In these areas we invite all market makers, people who are setting up marketplaces to invite TradeMatrix and it's services in conjunction with other services they might decide to choose.

George: That's pretty clear. In other words, just a complimentary set of services served ala carte?

Sanjiv:  That's right.

Operator: Just to let the speakers know, we have reached the 40-minute mark of today's call.

Bala Srinivasa: Pacific Growth. Could you talk a little bit about the customer overlap or lack thereof at this point? I know that you talked about important joint customers but is there initially an opportunity to go into each other's existing customer base to sell to traditional i2 and Aspect solutions leaving the exchange components alone for a second?

Romesh: I think there is an extraordinary opportunity almost immediately for each of us to go into the customers of the other to expand the value proposition that we can deliver to them and expand the range of solutions we can offer to them. We have about 50 - 75 customers in common today. i2 clearly has hundreds of customers that could benefit from Aspect's software and content. We will be putting in place joint plans to take advantage of that. Similarly, Aspect has 180 of the world's largest companies as customers. It will make a great deal of sense for us to introduce i2 into those customers where they don't already have a position.

Bala: The second question which you might have just touched upon, can you talk a little bit about the sales force ramp up? How is this joint solution going to be handled? Is it going to be a separate product evolvement/procurement oriented sales organization created? Also, should we initially expect a slowdown in maybe the growth rate of the Aspect products and then an acceleration later or does this immediately begin to ramp up your organic growth rate?

Romesh: I would anticipate that this will immediately begin to accelerate Aspect's growth rate. The current thinking is that the i2 sales organization which is much larger than Aspect's sales organization would provide accounts management and account leadership at all of the accounts which they currently cover and additional accounts as well. Aspect, of course, has a specialized sales force that specializes in knowledge of design solutions, solutions for procurement and of course, solutions for content. The idea would be to marry the best of both and view the Aspect sales force over time as a specialty sales force working with i2's account management sales force.

Sanjiv:  We'll take one last question please.

Steve Cohen: WIT Soundview. I just wanted to follow on to that. The exact integration of the sales people, will Aspect people be given i2 products to sell? Will they be specifically kept to the Aspect product line? Can you talk a little bit about Supplybase because we've missed that in this entire conversation?

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Romesh:  There are two phases here.  The first phase is between now and the closing which is about three to four months away. Then there is the phase after the closing. Between now and the closing, each sales force will focus on it's own products and provide opportunities to the other sales forces to sell their products as well so that both companies can see the benefits immediately. Once the closing is completed, the idea would be to go the kind of model we talked about earlier with one global sales organization that has account leadership and a second organization that provides specialty selling skills for the kinds of products and technologies that Aspect offers and Supplybase offers.

The same concept applies to Supplybase as well. I think right from the get go, the Aspect sales force and the i2 sales force will be instrumental in taking the supply based products to market and short term before the closing is done, we'll do this to reseller agreements, once the closing is done, obviously the companies...

Sanjiv: Let me make a few comments. We didn't talk enough about Supplybase. I want to reemphasize that Supplybase brings to this is the capability to provide superior eProcurement in an area that has otherwise been missed by business to business solutions which is the procurement of custom and semi-custom parts. When you design a computer, a car or a telecommunications equipment, a fair amount of the important procurement, the mission critical procurement for a device is actually of custom and semi-custom parts. What Supplybase adds is the largest content of parts suppliers, over 100,000 parts suppliers worldwide.
What this allows us to do this is we build the marketplace that uses Supplybase capability, a customer can look at capabilities of supply that have pre-qualified, capacities of a supplier for example. More importantly, it brings the 100,000 suppliers online with TradeMatrix where they're connected with TradeMatrix to base their data and to be even to provide their content information to people designing custom parts.

What I'd like to do is summarize first by making a comment on the integration. Before closing the companies will work as aggressively as the legal limits allow to work together and to exploit synergies. After that, of course, we will take that one step further. The excitement amongst the people when we launch this is extremely large. As we said, we are bringing together three leaders and creating the only combination of very strong content, very strong content discoveries and efficient support solutions. We'll bring to the marketplaces a capability that has five times the functionality of any other competing solution and 10 times the value creation capability. We look forward to bringing you more news about TradeMatrix in the future. Thank you.

Operator: Ladies and gentlemen, this conference will be available for replay starting today at 1:00 eastern standard time and running through tomorrow at midnight eastern time. You may access the AT&T Executive Playback Service by dialing 800-475-6701 and entering the access code of 507993. International participants should dial 320-365-3844 with the same access code. That concludes your conference for today. Thank you for your participation and for using the AT&T Executive Teleconference. You may now disconnect.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Aspect plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and i2 and Aspect expect to mail a Joint Proxy Statement/Prospectus to stockholders of i2 and

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

Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about i2, Aspect, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Aspect by directing a request through the Investors Relations portion of Aspect's website at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: (650) 428-2700.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. i2's and Aspect's filings with the Commission are also available to the public form commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Aspect, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. A description of any interests that Aspect's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.


CAUTIONARY LANGUAGE:

This script contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this script relating to the expected benefits of the contemplated mergers are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of i2, Aspect and Supplybase, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by i2 and Aspect, with the Securities and Exchange Commission.

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